September 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sergio Chinos

Re:	Mallard Acquisition Corp.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted July 24, 2020

CIK No. 1805795

Dear Mr. Chinos:

Mallard Acquisition Corp., (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 4, 2020, regarding the Amendment No. 2 to Registration Statement on Form S-1 submitted on July 24, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form DRS/A submitted July 24, 2020

General

1.	We note your risk factor disclosure, on page 49, that your exclusive forum provision will not apply to actions arising under the Securities Act or Exchange Act. We further note, on page 111, your disclosure stating that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise your prospectus accordingly. In addition, please ensure that the exclusive forum provision in your Amended and Restated Certificate of Incorporation clearly states its applicability to federal securities laws, or tell us how you will inform investors in future filings.

We have revised the indicated disclosure in the risk factor and elsewhere in response to the Staff’s comment. In addition, we respectfully inform the Staff that the exclusive forum provision in the Company’s Amended and Restated Certificate of Incorporation will clearly state the applicability to federal securities laws

Description of Securities, page 101

2.	We note your response to comment 2 of our letter dated April 14, 2020. Please remove the reference to the $5.75 per half share exercise price.

We have revised the indicated disclosure to remove the reference to the $5.75 per half share exercise price.

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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Mallard Acquisition Corp.

By:	/s/ P. Jeffrey Leck
Name:	P. Jeffrey Leck
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP